ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period from
2 February to 2 March 2015

BLOCK LISTING SIX MONTHLY RETURN
National Grid plc

Date: 2 March 2015

Name of applicant:	National Grid plc

Name of scheme:	Employee Share Schemes

Period of return:	1 September 2014 to 28 February 2015

Balance of unallotted securities under scheme(s) from previous return:	1,289,177

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:	1,289,177

Name of contact:  Robin Kerner
Telephone number of contact:  0207 004 3223

2 March 2015

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 28 February 2015 consisted of 3,891,691,900 ordinary shares, of which, 152,970,767 were held as treasury shares; leaving a balance of 3,738,721,133 shares with voting rights.

The figure of 3,738,721,133 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact: A Morgan, Assistant Company Secretary, (0207 004 3228).

25 February 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	25 February 2015

Number of ordinary shares purchased:	1,300,000

Price paid per share (pence):	903.5950

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 152,970,767 of its ordinary shares in treasury and has 3,738,721,133 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

24 February 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	24 February 2015

Number of ordinary shares purchased:	1,000,000

Price paid per share (pence):	902.1185

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 151,670,767 of its ordinary shares in treasury and has 3,740,021,133 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

23 February 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	23 February 2015

Number of ordinary shares purchased:	1,926,614

Price paid per share (pence):	894.8905

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 150,670,767 of its ordinary shares in treasury and has 3,741,021,133 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

23 February 2015

National Grid plc (National Grid)

Notification of Major Interest in National Grid Ordinary Shares

National Grid has received a notification on Form TR-1 from The Capital Group Companies, Inc. that its total interest in National Grid voting ordinary shares was, at 18 February 2015, at 4.981%, a total of 187,283,805 shares (previously notified at 13 January 2015, at 5.9739%, a total of 224,649,300 shares).

This notice is in compliance with National Grid’s obligations under the Disclosure and Transparency Rules.

David Whincup
Company Secretarial Assistant
0207 004 3209

20 February 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	20 February 2015

Number of ordinary shares purchased:	2,000,000

Price paid per share (pence):	899.7011

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 148,744,153 of its ordinary shares in treasury and has 3,742,947,747 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

19 February 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	19 February 2015

Number of ordinary shares purchased:	2,000,000

Price paid per share (pence):	889.3918

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 146,744,153 of its ordinary shares in treasury and has 3,744,947,747 ordinary shares in issue (excluding treasury shares).

Contact: A Morgan, Assistant Company Secretary, (0207 004 3228).

18 February 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	18 February 2015

Number of ordinary shares purchased:	1,231,421

Price paid per share (pence):	872.8425

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 144,744,153 of its ordinary shares in treasury and has 3,746,947,747 ordinary shares in issue (excluding treasury shares).

Contact: A Morgan, Assistant Company Secretary, (0207 004 3228).

16 February 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	16 February 2015

Number of ordinary shares purchased:	2,042,181

Price paid per share (pence):	878.6460

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 143,512,732 of its ordinary shares in treasury and has 3,748,179,168 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

13 February 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	13 February 2015

Number of ordinary shares purchased:	1,600,000

Price paid per share (pence):	888.8446

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 141,481,270 of its ordinary shares in treasury and has 3,750,210,630 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

10 February 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	10 February 2015

Number of ordinary shares purchased:	1,700,000

Price paid per share (pence):	888.0439

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 139,881,270 of its ordinary shares in treasury and has 3,751,810,630 ordinary shares in issue (excluding treasury shares).

Contact: A Morgan, Assistant Company Secretary, (0207 004 3228).

9 February 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	9 February 2015

Number of ordinary shares purchased:	2,000,000

Price paid per share (pence):	890.5357

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 138,181,270 of its ordinary shares in treasury and has 3,753,510,630 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

National Grid plc (“NG”)

Monday 9 February 2015

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 35,738 NG ordinary shares, on 9 February, under the scheme was confirmed by the Trustee today, at a price of 889.162 pence per share, on behalf of some 2,800 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	17 Ordinary Shares

Andrew Bonfield	16 Ordinary Shares

John Pettigrew	17 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,376,943 Ordinary Shares

Andrew Bonfield	1,039,223 Ordinary Shares

John Pettigrew	477,688 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

6 February 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	6 February 2015

Number of ordinary shares purchased:	500,000

Price paid per share (pence):	910.9083

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 136,181,270 of its ordinary shares in treasury and has 3,755,510,630 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

5 February 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	5 February 2015

Number of ordinary shares purchased:	1,000,000

Price paid per share (pence):	916.6570

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 135,681,270 of its ordinary shares in treasury and has 3,756,010,630 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

4 February 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	4 February 2015

Number of ordinary shares purchased:	1,750,000

Price paid per share (pence):	921.4062

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 134,681,270 of its ordinary shares in treasury and has 3,757,010,630 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).